Mail Stop 3561

September 25, 2007

Brett Handelman
Vice President
Wells Fargo Bank, N.A.
MASTR Asset Backed Securities Trust 2006-FRE2
7080 Samuel Morse Drive
Columbia, Maryland 21046

Re: MASTR Asset Backed Securities Trust 2006-FRE2
Form 10-K for the fiscal year ended December 31, 2006
Filed April 2, 2007
File No. 333-130373-03

Dear Mr. Handelman,

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Max A. Webb
Assistant Director